

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2018

Mark A. Turner
Chairman, President and Chief Executive Officer
WSFS Financial Corporation
WSFS Bank Center
500 Delaware Avenue
Wilmington, DE 19801

> **Re: WSFS Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed September 27, 2018**
> **File No. 333-227573**

Dear Mr. Turner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services